EXHIBIT NO. EX-99.a.5

                                 GAM FUNDS, INC.

                             ARTICLES SUPPLEMENTARY

     GAM  Funds,   Inc.,  a  Maryland   corporation   (hereinafter   called  the
"Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

     FIRST: The Board of Directors of the Corporation, by a unanimous written consent dated as of February 25, 1987, adopted a resolution reclassifying twenty-five million (25,000,000) unissued shares of the par value of $.001 per share of the Common Stock of the Corporation as shares of "GAM Pacific Basin Fund Common Stock" by setting or changing, before the issuance of such shares, the preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications or terms of redemption and the conversion or other rights thereof as hereinafter set forth.

     SECOND: A description of the shares so reclassified with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set or changed by the Board of Directors of the Corporation is as follows:

     (a) The shares of the GAM Pacific Basin Fund Common Stock shall have the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption:

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          (4) The  assets  belonging  to such class  shall be  charged  with the liabilities of the Corporation in respect of such class and with such class's share of the general liabilities of the Corporation, in the latter case in the proportion that the net asset value of such class bears to the net asset value of all classes as determined by Article SIXTH of the Articles of Incorporation. The determination of the Board of Directors shall be conclusive as to the allocation of liabilities, including accrued expenses and reserves, and assets to a given class or classes.

          (5) On each matter submitted to a vote of the stockholders, each holder of a share of stock shall be entitled to one vote for each such share standing in such stockholder's name on the books of the Corporation irrespective of the class thereof; provided, however, that to the extent class voting is required by the Investment Company Act of 1940, as amended, or Maryland law as to any such matter, those requirements shall apply. Any fractional share, if any such fractional share is outstanding, shall carry proportionately all the rights of a whole share, including the right to vote and the right to receive dividends.

     (b) Except as provided in Paragraph (a) of this Article SECOND, the provisions of the Articles of Incorporation relating to stock of the Corporation shall apply to shares of and to the holders of GAM Pacific Basin Fund Common Stock.

     THIRD: The shares aforesaid have been duly reclassified by the Board of Directors pursuant to authority and power contained in the Articles of Incorporation of the Corporation.


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     IN WITNESS WHEREOF,  GAM Funds, Inc. has caused these presents to be signed in its name and on its behalf by its duly authorized officers who acknowledge that these Articles Supplementary are the act of the Corporation, that to the best of their knowledge, information and belief all matters and facts set forth herein relating to the authorization and approval of the Articles are true in all material respects and that this statement is made under the penalties of perjury.

                                        GAM FUNDS, INC.



                                        By: /s/ Nigel Kingsley
                                           -------------------------------------
                                           Nigel Kingsley
                                           Vice President, Treasurer
                                           and Assistant Secretary


ATTEST:

/s/ Nicholas Beley
-------------------------------
Nicholas Beley
Vice President